Mail Stop 3561
                                                            June 5, 2018

Via E-mail
Brian Markison
Chief Executive Officer
Osmotica Pharmaceuticals plc
400 Crossing Boulevard
Bridgewater, NJ 08807

       Re:     Osmotica Pharmaceuticals plc
               Draft Registration Statement on Form S-1
               Submitted May 9, 2018
               CIK No. 0001739426

Dear Mr. Markison:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary
Summary Financial Data, page 9

2. We note you make several adjustments in reconciling net loss to non-GAAP adjusted
       EBITDA measure. Please address the following:
 Brian Markison
Osmotica Pharmaceuticals plc
June 5, 2018
Page 2

           We note your adjustment (d) to remove the step-up cost of the acquired inventory. Please explain to us in detail the adjustments and tell us how you determined that these adjustments are appropriate when they appear to result in individually tailored expense recognition methods. Refer to Question
100.04 of the
           Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.
           Please explain to us the royalty income adjustment (e) and how you determined that this adjustment is appropriate. Revise the description as necessary.

Risk Factors
We have broad discretion in the use of the net proceeds ..., page 59

3. We note your statement that "our management will have broad discretion in the application of the net proceeds ... their ultimate use may vary substantially from their currently intended use." Please note that you may reserve the right to change the use of proceeds, provided that the contingencies are specifically discussed and the alternatives to such use are indicated. Please revise your disclosure as appropriate.


Use of Proceeds, page 68

4. Please disclose the maturity of the senior secured credit facilitates that you will repay.
       See Item 4 of Form S-1 and Item 504 of Regulation S-K.

Capitalization, page 70

5. Please revise to disclose in detail the adjustments made in arriving at the pro forma and pro forma as adjusted amounts.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of Years Ended December 31, 2017 and 2016, page 79

6. Please disclose the change in volume for Venlafaxine ER from year-to-year. Also, please include a discussion if the decline in revenues due to the introduction of competitor products is a known trend that may have a material impact on your revenues in the future.
       Additionally, please disclose the one prenatal vitamin line that was discontinued during
       2017 in the OB Complete line of products. See Item 303(a)(3)(iii) of Regulation S-K and
       Section III.B.3 of SEC Release 33-8350 available on the SEC website

Research and Development, page 82

7. Please expand your disclosure to include the total costs incurred during each period presented for your key research and development projects.
 Brian Markison
Osmotica Pharmaceuticals plc
June 5, 2018
Page 3

Impairment of Intangible Assets, page 82

8. We note you impaired your product rights, developed technologies and IPR&D by $7.1 million, $8.8 million and $56.1 million respectively in fiscal 2017. In order to provide investors with a better understanding of your financial condition and results of operations, please expand your disclosure to separately identify the underlying products or projects that are associated with these impairments. For any individually material impairment, quantify the charge taken, and expand your disclosure to address the underlying causes, including trends, demands, events or uncertainties that gave rise to the impairment. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Osmotica Holdings S.C.Sp. and Subsidiaries Financial Statements

Consolidated Statement of Changes in Partner's Capital, page F-5

9. Please explain in detail the transaction "Valkyrie tax adjustment" in the amount of
       $4,280,774 and the basis for your accounting. Please revise the notes to financial statements as appropriate.

Note 3. Business Combination and Other Strategic Investments
Legacy Osmotica Business Combination, page F-23

10. We note you acquired Osmotica Holdings Corporation Limited, or Legacy Osmotica, as
       of February 3, 2016. Please tell us how your determination of the purchase price of $645 million complies with ASC 805-30-30-7. In this regard, we note that you transferred consideration to the former owners of Legacy Osmotica of $325 million of cash and contributed your equity interests in Vertical/Trigen valued at $200 million to Osmotica
       Holdings S.C. Sp. Please also provide details sufficient to understand the underlying values of equity interests contributed as part of this transaction.

Note 5. Inventories, page F-27

11. We note your accounting policy on page F-12 that you capitalize inventory costs associated with the products prior to regulatory approval. Please disclose the amount of capitalized inventory costs associated with products that have not yet achieved regulatory approval for all periods presented. Discuss any contingencies needed to be resolved prior to obtaining FDA approval and the related risks and uncertainties in critical accounting estimates section.

Note 7. Goodwill and Other Intangible Assets, page F-29

12. We note significant portion of the purchase price for the acquisition of Legacy Osmotica was allocated to in-process research and development. Please provide the following disclosures.
 Brian Markison
Osmotica Pharmaceuticals plc
June 5, 2018
Page 4

           Describe each significant IPR&D project acquired;
           Disclose the state of completion at acquisition and the extent of effort necessary to complete the in-process project(s); and
           Present the fair value assigned to each project acquired and projected costs to complete by project.

13. We note the tables at pages F-29 and F-30 indicate that you reclassified $25.2 million and
       $264 million of IPR&D to product rights due to product launches during the years ended
       December 31, 2016 and 2017. Please expand your disclosure to identify the specific products that were reclassified.

Note 11. Incentive Plans, page F-38

14. We note your units are not publicly traded. Please disclose how you determined the fair value of the underlying unit, the estimated grant-date fair value of the awards and the assumptions used in calculating the fair value of stock-based awards.

Note 13. Income taxes, page F-44

15. Please disclose the amount of undistributed earnings of your foreign subsidiaries for the periods presented as required by ASC 740-30-50-2.

Note 15. Segment Reporting, page F-49

16. Please tell us how you considered the guidance in ASC 280-10-50-40 in providing disclosure regarding revenues by product. In this regard, we note that you describe your products as either "promoted" or "non-promoted" at pages 76 and 101 and that you provide disaggregated information by individual product at page 80 of management's discussion and analysis.

Osmotica Pharmaceuticals Limited

Financial Statements

Notes to Financial Statements
1. Organization and Nature of Operations, page f-54

17.    Please disclose the date of your fiscal year end.
 Brian Markison
Osmotica Pharmaceuticals plc
June 5, 2018
Page 5



       You may contact Raj Rajan at (202) 551-3388 or Craig Arakawa at (202) 551-3650 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.


                                                          Sincerely,

                                                          /s/ David Link for

                                                          John Reynolds
                                                          Assistant Director
                                                          Office of Beverages,
Apparel,
                                                          and Mining

cc:    Craig E. Marcus, Esq.
       Ropes & Gray LLP